

20003876   )N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-25547

FACING PAGE

MAR 02 2020

Washington, DC

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual Trust Company of America Securities**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2963 Gulf To Bay Blvd, Suite 330

(No. and Street)

Clearwater	**FL**	**33759**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – if individual, state last, first, middle name)

4601 DTC Boulevard, Suite 700	**Denver**	**CO**	**80237**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jed Bandes _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Trust Company of America Securities _____ , as of December _____ , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Rishi Jethwa
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG365633
Expires 8/14/2023

RISHI JETHWA

Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL TRUST COMPANY OF AMERICA SECURITIES

(SEC Identification No. 8-25547)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2019

MUTUAL TRUST COMPANY OF AMERICA SECURITIES

TABLE OF CONTENTS



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Mutual Trust Company of America Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mutual Trust Company of America Securities (the "Company") as of December 31, 2019, the related statements of operations, changes in members' equity, changes in subordinated borrowings and cash flows for the year ended December 31, 2019, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Mutual Trust Company of America Securities' auditor since 2019.

Denver, Colorado
February 24, 2020

Insert Report Here

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets

Cash and cash equivalents	$	420,684
Due from clearing organizations and others		304,221
Accounts receivable		114,001
Prepaid expenses		26,822
Due from correspondent broker		109,735
Total assets	**$**	**975,463**

Liabilities and Members' equity

Liabilities

Accounts payable	$	110,213
Total liabilities		110,213

Members' equity

Common stock, $1 par value,		
1,000 shares authorized, issued and outstanding		1,000
Paid in capital		177,733
Retained earnings		686,517
Total members' equity		865,251
Total liabilities and net assets	**$**	**975,463**

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues		
Commissions	$	3,476,927
Gain/Loss on sale of trades		74,071
Interest income		8,818
Total revenues		**3,559,816**
Expenses:		
Commissions expense		2,819,943
Management fee		135,228
Clearing fees		59,196
General and administrative		69,353
Broker fees		36,808
Total expenses		**3,120,528**
Net Income	$	**439,288**

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2019

Subordinated borrowings at January 1,2019	$	-
Changes during the period		-
Subordinated borrowings at December 31, 2019	$	-

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock		Paid in Capital	Retained Earnings	Total Members' Equity
	Shares	Amount			
Balance at December 31, 2018	1,000	$ 1,000	$ 177,733	$ 1,497,230	$ 1,675,963
Net Income				439,288	439,288
Distributions				(1,250,000)	(1,250,000)
Balance at December 31, 2019	1,000	$ 1,000	$ 177,733	$ 686,518	$ 865,251

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Operating activities:

Net income	$ 439,288
Adjustments to reconcile change in net assets to net cash provided by operating activities:	
(increase) decrease in operating assets:	
Accounts receivable	(78,297)
Prepaid expenses	(8,430)
Due from clearing organizations and others	293,736
Due from broker	(774)
Accounts payable	110,213
Net cash provided by operating activities	755,736
Cash Flows from Financing Activities:	
Distributions to shareholder	(1,250,000)
Net cash used in Financing activities	(1,250,000)
Decrease in cash and cash equivalents	(494,264)
Cash and cash equivalents at the beginning of year	914,948
Cash and cash equivalents at end of year	**420,684**

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Mutual Trust Company of America Securities (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Florida on June 23, 1980. The Company is a broker/dealer registered with the Securities and Exchange Commission and engaged in the business of selling securities including stock, bonds and other marketable securities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The accompanying financial statements of the Organization have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates – The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses. These estimates are based on management's knowledge and experience. Actual results could differ from estimates.

Fair value of financial instruments – The Company uses a three level valuation hierarchy for disclosures of fair value measurements and enhances disclosure requirements for fair value measures. The estimated fair value of the Company's cash and cash equivalents, commissions receivable and commissions payable at December 31, 2019 approximates their respective value in these financial statements due to their relatively short holding periods.

Cash and cash equivalents – The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains cash balances in insured financial institutions. Cash account balances may exceed amounts insured by the Federal Deposit Insurance Corporation at any given time. At December 31, 2019, cash deposits exceed federally insured limits by approximately $170,684. The deposits with clearing firms are maintained at a highly capitalized, national clearing firm that is also regulated by FINRA. The Company believes this concentration of credit risk is mitigated by the overall financial strength of the clearing firm. At December 31, 2019, deposit held with clearing firms was $304,221.

Revenue recognition – The Company generates revenue in the form of commissions earned on security sales. Revenue is recorded as earned and commissions earned but not received are booked as accounts receivable and maintained as a current asset. Sales of securities and bonds are recorded upon order confirmations and the resulting gain or loss is realized in the period the transaction is completed. Unrealized gains and losses are recorded on a market basis compared to cost basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Expense recognition – Expenses are recorded as incurred. Any expense incurred but not paid in the current operating cycle is recorded as a current liability in accounts payable. Direct costs include commissions paid to brokers and management fees.

Income taxes – The Company has elected under Subchapter S of the Internal Revenue Code to be treated as a disregarded entity for purposes of income taxation. As a disregarded entity, all elements of income and expense of the Company are allocated to the Owner and reported on his individual income tax return. Accordingly, there is no provision for income taxes in these financial statements. The Company is open to review generally three years after the filing date of the return.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10, *Fair Value Measurement.* Fair value is defined as the price that would be received to sell as asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measure date.

ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date.

NOTE 3- FAIR VALUE MEASUREMENTS (Continued)

The three hierarchy levels are defined as follows:

Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

When available the Company measures fair value using level I inputs because they generally provide the most reliable evidence of fair value.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company does not own or lease property or lease office space. The Company shares office space with several non-affiliated entities under a verbal cost sharing agreement. In exchange for office space, the services of the Owner's assistant and certain other office expenses are exchanged for certain clearing fees and commissions. Under the agreement, no revenue or expenses have been recognized for the shared services.

The Company does not have employment contracts with its key employees, including the controlling member who is an officer of the Company. The Company pays a management fee to an affiliated entity for the services of its President. Management fees of $135,228 were paid in 2019 for these services. The amounts and terms of the above transactions may not necessarily be indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent third parties.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2019 we had net capital of $838,427 which was $733,427 in excess of the required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 1 to 13 or 13% at December 31, 2019.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties d not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty, or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counterparty.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company does not own or lease property or lease office space, therefore there were no commitments necessary for disclosure.

LITIGATION

From time to time, the Company may be involved in legal proceedings arising in the ordinary course of business. The Company was not involved in any litigation at the time of the audit completion.

NOTE 8 – SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through February 24, 2020, the date the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES

SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL

Total members' equity	$	865,251
Non-allowable assets		(26,822)
		838,429
Tentative net capital		
Haircut on Money Market		5002
Other deductions		-
Net capital		833,427
Minimum net capital		100,000
Excess net capital		**733,427**

AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO:

Aggregate indebtedness		110,213
Net capital	$	833,427
Percentage of aggregate indebtedness to net capital		13.22%

Note:

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES
SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
DECEMBER 31, 2019

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.

The Company is claiming an exemption from Rule 15c3-3 under Paragraph (k)(2)(ii).

The Company is claiming an exemption from Rule 15c3-3 under Paragraph (k)(2)(ii).

INSERT OPINION HERE

 SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Mutual Trust Company of America Securities

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2019, which were agreed to by Mutual Trust Company of America Securities (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no material differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no material differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences (if applicable).



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Denver, Colorado
February 24, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
10*10*******1817*****************MIXED AADC 220
25647   FINRA   DEC
MUTUAL TRUST COMPANY OF AMERICA
2963 GULF TO BAY BLVD STE 330
CLEARWATER, FL 33759-4255
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,518.36

   B. Less payment made with SIPC-6 filed (exclude interest)   (660.62)

      Date Paid

   C. Less prior overpayment applied   (220.16)

   D. Assessment balance due or (overpayment)

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 637.58

   G. **PAYMENT:** √ the box
     Check mailed to P.O. Box ⏠ Funds Wired ⏠ ACH ⏠ $ 637.58
     Total (must be same as F above)

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mutual Trust Company of America Securiti
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _25_ day of _February_, 20_20_.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ _3,559,816.00_

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

$ _(2,395,595)_

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

$ _(65,218.88)_

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

$ _(74,071.00)_

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

$ _(12,689.67)_

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

       (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ _____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ _____

       Enter the greater of line (i) or (ii)

       Total deductions

2d. SIPC Net Operating Revenues

$ _1,012,241.45_

2e. General Assessment @ .0015

$ _1,518.36_

(to page 1, line 2.A.)

2



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Mutual Trust Company of America Securities

We have reviewed management's statements, included in the accompanying management statement regarding its exemption, in which (1) Mutual Trust Company of America Securities (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal period-end except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 24, 2020





mutual trust company
of america securities

Mutual Trust Company of America Securites Exemption Report 17a-5

Mutual Trust Company of America Securities is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemptions from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provision in 17. C.F.R. §240.15c3-3(k) throughout the most recent fiscal year with no exceptions.

I, Jed Bandes, affirm that, to the best of my knowledge and belief, that this Exception Report is true and correct.

Jed Bandes   12-31-19